40-33

811-51
Branch 16

Selected
FUNDS


RECEIVED
APR 0 6 2007
209
WASH, D.C.
SECTION

April 4, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Section 33 Civil Actions Filing
Selected American Shares, Inc. ('33 File No. 2-10699, '40 File No. 811-51)
Selected Special Shares, Inc. ('33 File No. 2-27514, '40 File No. 811-1550)
Selected Capital Preservation Trust ('33 File No. 33-15807, '40 File No. 811-5240)

Dear Sir or Madam:

In accordance with Section 33 of the Investment Company Act of 1940 enclosed for filing on behalf of the registrants listed above ("Registrants") is a copy of a notice withdrawing the plaintiffs appeal in the action entitled:

In Re Davis Selected Mutual Funds Litigation, 05-6936-cv

This is a duplicate of the document previously filed with the SEC under Section 33. Note that the notice states that if an appeal is not reactived or service not effected not latter than March 31, 2007, the appeal shall be deemed withdrawn with prejudice.

As the appeal was not reactivated within the deadline, the appeal is now withdrawn with prejudice.

Please acknowledge receipt of this filing by date-stamping and returning the enclosed copy of this cover letter in the postage paid envelope provided. If you have any questions, please contact the undersigned.

Sincerely,



Thomas Tays
Vice President and Secretary
Selected Funds

PROCESSED
APR 18 2007
THOMSON
FINANCIAL


07050594

Selected
FUNDS


SEC MAIL PROCESSING
RECEIVED
APR 06 2007
WASH, D.C.
209
SECTION

April 4, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Section 33 Civil Actions Filing
Selected American Shares, Inc. ('33 File No. 2-10699, '40 File No. 811-51)
Selected Special Shares, Inc. ('33 File No. 2-27514, '40 File No. 811-1550)
Selected Capital Preservation Trust ('33 File No. 33-15807, '40 File No. 811-5240)

Dear Sir or Madam:

In accordance with Section 33 of the Investment Company Act of 1940 enclosed for filing on behalf of the registrants listed above ("Registrants") is a copy of a notice withdrawing the plaintiffs appeal in the action entitled:

In Re Davis Selected Mutual Funds Litigation, 05-6936-cv

This is a duplicate of the document previously filed with the SEC under Section 33. Note that the notice states that if an appeal is not reactived or service not effected not latter than March 31, 2007, the appeal shall be deemed withdrawn with prejudice.

As the appeal was not reactivated within the deadline, the appeal is now withdrawn with prejudice.

Please acknowledge receipt of this filing by date-stamping and returning the enclosed copy of this cover letter in the postage paid envelope provided. If you have any questions, please contact the undersigned.

Sincerely,

Thomas Tays
Vice President and Secretary
Selected Funds

SDNY/NYNY
04-cv-4186
Goldman Cedarbaum

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

In re DAVIS SELECTED MUTUAL FUNDS LITIGATION	Docket No.: 05-6936

STIPULATION WITHDRAWING APPEAL FROM ACTIVE CONSIDERATION, WITHOUT PREJUDICE, WITH LEAVE TO REACTIVATE

The undersigned counsel hereby stipulate that the above-referenced appeal is hereby withdrawn from active consideration before the Court. Such withdrawal shall be without prejudice to a reactivation of the appeal by appellants' counsel so notifying this Court by filing written notice of reactivation with the Clerk of this Court and serving such notice upon the undersigned on or before 15 days after entry of a mandate on the docket in In re Eaton Vance Mutual Funds Fees Litigation, 05-6957 or not later than March 30, 2007.

If the appeal is not reactivated or service not effected in accordance with the deadline set forth above, the appeal shall be deemed withdrawn with prejudice and without costs or attorneys fees incurred to date. See Hertzner v. Henderson, 292 F.3d 302 (2d Cir. 2002).

Withdrawal of the appeal from active consideration shall not operate as a dismissal of the appeal under Rule 42(b) of the Federal Rules of Appellate Procedure.

STULL, STULL & BRODY

By: [signature]
Jules Brody (ssbny@aol.com)
Mark Levine (ssbny@aol.com)
James Henry Glavin, IV (jhglavin@ssbny.com)
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

KIRKPATIRCK & LOCKHART NICHOLSON & GRAHAM LLP

By: [signature]
Stephen G. Topetzes (stopetzes@klng.com)
Erin A. Koeppel (ekoeppel@klng.com)
1800 Massachusetts Avenue, N.W.
Washington, DC 20036
Tel.: (202) 778-9000
Fax: (202) 778-9100

Attorneys for Appellees Davis Selected Advisers, L.P., Davis Selected Advisers-NY, Inc., Davis Investments, LLC, Davis Distributors, LLC, Andrew A. Davis, Christopher C. Davis, and Jeremy H. Biggs

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
(jcongress@milbergweiss.com)
Janine L. Pollack (jpollack@milbergweiss.com)
Kim E. Miller (kmiller@milbergweiss.com)
Michael R. Reese (mreese@milbergweiss.com)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel.: (212) 594-5300
Fax: (212) 868-1229

KIRKLAND & ELLIS LLP



By: ______________________
William H. Pratt (wpratt@kirkland.com)
Joseph Serino, Jr. (jserino@kirkland.com)
Joshua B. Simon (jsimon@kirkland.com)
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 446-4800
Fax: (212) 446-4900

Attorneys for Appellees William P. Barr, Floyd A. Brown, Jerome E. Hass, Katherine L. MacWilliams, James J. McMonagle, Richard O'Brien, Marsha Williams, Selected American Shares, Inc., Selected Special Shares, Inc., Selected Capital Preservation Trust and Selected Daily Government Fund

WEISS & LURIE
Joseph H. Weiss (jweiss@wllawny.com)
Richard A. Acocelli (racocelli@wllawny.com)
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

SHEARMAN & STERLING LLP

By: ______________________
Adam S. Hakki (ahakki@shearman.com)
Piret Loone (ploone@shearman.com)
Christopher R. Fenton
(christopher.fenton@shearman.com)
599 Lexington Avenue
New York, New York 10022-6069
Tel.: (212) 848-4000
Fax: (212) 848-7179

Attorneys for the Davis Independent Directors and the Davis Fund Nominal Appellees

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven (piven@pivenlaw.com)
Marshall N. Perkins (perkins@pivenlaw.com)
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
(jcongress@milbergweiss.com)
Janine L. Pollack (jpollack@milbergweiss.com)
Kim E. Miller (kmiller@milbergweiss.com)
Michael R. Reese (mreese@milbergweiss.com)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel.: (212) 594-5300
Fax: (212) 868-1229

WEISS & LURIE
Joseph H. Weiss (jweiss@wllawny.com)
Richard A. Acocelli (racocelli@wllawny.com)
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven (piven@pivenlaw.com)
Marshall N. Perkins (perkins@pivenlaw.com)
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

KIRKLAND & ELLIS LLP

By: ______________________
William H. Pratt (wpratt@kirkland.com)
Joseph Serino, Jr. (jserino@kirkland.com)
Joshua B. Simon (jsimon@kirkland.com)
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 446-4800
Fax: (212) 446-4900

Attorneys for Appellees William P. Barr, Floyd A. Brown, Jerome E. Hass, Katherine L. MacWilliams, James J. McMonagle, Richard O'Brien, Marsha Williams, Selected American Shares, Inc., Selected Special Shares, Inc., Selected Capital Preservation Trust and Selected Daily Government Fund

SHEARMAN & STERLING LLP



By: ______________________
Adam S. Hakki (ahakki@shearman.com)
Piret Loone (ploone@shearman.com)
Christopher R. Fenton
(christopher.fenton@shearman.com)
599 Lexington Avenue
New York, New York 10022-6069
Tel.: (212) 848-4000
Fax: (212) 848-7179

Attorneys for the Davis Independent Directors and the Davis Fund Nominal Appellees

BRODSKY & SMITH, LLC
Evan J. Smith (esmith@brodsky-smith.com)
240 Mineola Boulevard
Mineola, NY 11501
Tel.: (516) 741-4977
Fax: (610) 667-9029

Attorneys for Appellants

SO ORDERED.

FOR THE COURT
Roseann B. MacKechnie, Clerk of Court
By



Lisa J. Greenberg, Staff Counsel

ORIGINAL

UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT
Thurgood Marshall U.S. Courthouse at Foley Square 40 Centre Street, New York, NY 10007 Telephone: 212-857-8500

MOTION INFORMATION STATEMENT

Docket Number(s): 05-6936-cv

Caption [use short title]
ALEXANDER IRA,
Plaintiff-Appellant,
v.
DAVIS INVESTMENTS, LLC,
Defendants-Appellees.



UNITED STATES COURT OF APPEALS
FILED
MAR 27 2006
SECOND CIRCUIT

Motion for: an Extension of the Briefing Schedule

Set forth below precise, complete statement of relief sought:
Appellants seek to coordinate the Briefing Schedule in this action with the Briefing Schedule in In re Eaton Vance Mutual Funds Fee Litigation, 05-6957-cv

MOVING PARTY: See Attachment A
☐ Plaintiff ☐ Defendant
☐ Appellant/Petitioner ☐ Appellee/Respondent

OPPOSING PARTY: See Attachment B

MOVING ATTORNEY: Mark Levine
[name of attorney, with firm, address, phone number and e-mail]
Stull Stull & Brody
6 E. 45th St., Suite 500
New York, NY 10017
(212) 687-7230
mlevinessbny@aol.com

OPPOSING ATTORNEY [Name]:
[name of attorney, with firm, address, phone number and e-mail]

Court-Judge/Agency appealed from: S.D.N.Y.

Please check appropriate boxes:

Has consent of opposing counsel:
A. been sought? ☒ Yes ☐ No
B. been obtained? ☒ Yes ☐ No

Is oral argument requested? ☐ Yes ☒ No
(requests for oral argument will not necessarily be granted)

Has argument date of appeal been set? ☐ Yes ☒ No
If yes, enter date

FOR EMERGENCY MOTIONS, MOTIONS FOR STAYS AND INJUNCTIONS PENDING APPEAL:
Has request for relief been made below? ☐ Yes ☐ No
Has this relief been previously sought in this Court? ☐ Yes ☐ No
Requested return date and explanation of emergency:

Signature of Moving Attorney: [signature] Date: 3/24/06

Has service been effected? ☒ Yes ☐ No
[Attach proof of service]

ORDER

IT IS HEREBY ORDERED THAT the motion is ~~GRANTED~~ DENIED. as moot in light of the stipulation to remove the appeal from active consideration.

FOR THE COURT
Roseann B. MacKechnie, Clerk of Court
By [signature]
Lisa J. Greenberg, Staff Counsel

Date:



UNITED STATES COURT OF APPEALS
FILED
APR 6 2006
SECOND CIRCUIT

Form T-1080 (Revised 10/31/02).

END